EXHIBIT 99.1
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For Immediate Release                                          February 11, 2005


ANTENNA TV S.A. ANNOUNCES PRICING FOR TENDER OFFER AND CONSENT SOLICITATION FOR ITS 9 3/4% SENIOR NOTES DUE 2008

ATHENS, GREECE - FEBRUARY 11, 2005 - Antenna TV S.A. (the "Company") announced today the tender consideration with respect to its cash tender offer (the "Offer") to purchase any and all of the Company's 9 3/4% Senior Notes due 2008 (the "Notes"), and the related solicitation of consents to eliminate or modify substantially all of the restrictive covenants with respect to such Notes.

The Tender Consideration (as defined in the Offer to Purchase) per (euro)1,000 principal amount of NOTEs is equal to (euro)1,064.44 per (euro)1,000 principal amount of Notes, as determined by the Dealer MaNAGer on the basis of the mid-market price of the 6.875% German Bund due May 12, 2005 as of 10:00 a.m., New York City time, on February 11, 2005 and otherwise in accordance with the terms set forth in the Offer to Purchase and Consent Solicitation Statement dated January 28, 2005 (the "Offer to Purchase").

Holders of Notes who have validly tendered (and not validly withdrawn) their Notes and validly delivered (and not validly revoked) their consent at or prior to the Consent Time will also receive a consent payment of (euro)10.00 per
(euro)1,000 principal amount of Notes (the "Consent Payment").

The Company currently expects to pay the Tender Consideration plus the Consent Payment to holders of Notes validly tendered and not validly withdrawn at or prior to the Consent Time on or about February 18, 2005 (the "Early Payment Date").

The Offer will expire at 12:00 midnight, New York City time, on February 25, 2005 (the "Expiration Time"), unless extended. Holders who validly tender their Notes after the Consent Time but on or before the Expiration Time will receive the Tender Consideration (but not the Consent Payment) promptly following the Expiration Time (the "Final Payment Date").

Citigroup is the Dealer Manager and solicitation agent for the Offer and consent solicitation. Questions regarding the Offer may be directed to Citigroup Global Markets Limited, Liability Management Group at +44-207-986-8969 (collect). Requests for documentation may be directed to Citibank, N.A., the information agent for the Offer, at +44-207-508-3867 or to Dexia Banque Internationale a Luxembourg, the Luxembourg Listing Agent for the Offer.

This news release is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The Offer is being made only by reference to the Offer to Purchase.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dr. Nikolaos Angelopoulos
Chief Financial Officer
Antenna TV S.A.
Tel:. +30 210 6886 500

Website:  WWW.ANTENNA.GR